UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

EARNINGS RELEASE

2nd QUARTER OF 2021 (BR GAAP)

Santander

- **Managerial net profit reached R$ 4,171 million, the highest in our history, and with profitability (ROE) of 21.6%, the second highest in our history.**
- **Record customer acquisition and loyalty increase, reaching 50 million in the period, as a result of an integrated business system and focus on improving the experience of our customers.**
- **Due to a solid technological culture, in line with our ambition, we processed more than 300 million transactions a day, in a safe, quick and efficient manner.**

Sérgio Rial, CEO of Santander Brasil, commented:

"Our culture and identity drive our business system to constantly evolve, enabling the development and proximity to our society. This process stems from solid and conscientious work, underpinned by a determined team and the engagement of our people. We have built a track record of technological transformation with an eye on the customer through an integrated business system, which enables us to provide the best experience. This combination, aligned with an efficient management model, allows for an accelerated expansion of our customer base, in addition to increasingly strong results, on a recurring and consistent basis over the years. This quarter, we achieved an ROE of 21.6%. Every single day, our pioneering spirit and willingness to break down barriers distinguish and transform us. We are committed to supporting the development of society and the potential of our customers."


"Santander is my name. It's who I am.."
Sérgio Rial
Gent&

FINANCIAL HIGHLIGHTS

- The loan portfolio totaled R$ 439,797 million in June, led by loans to individuals and SMEs, both yearly and quarterly.
- Total revenues grew by 4.6% in the year, due to the good performance of net interest income and fees, both of which were fueled by customer base expansion, with stronger loyalty and transactionality.
- Expenses rose by 3.6% in the year, below the inflation rate, while the efficiency ratio hit 33.8%, the best in the industry until 1Q21.
- Allowance for loan losses amounted to R$ 3,325 million, a slight decrease of 0.3% in the year, with a cost of credit of 2.7%.
- The over-90-day delinquency ratio was 2.2%, lower than historical levels.

CONFERENCE CALL | July 28th, 2021 | 10 a.m. (BrT) / 9 a.m. (NYT)

It will be held in English with simultaneous translation into Portuguese

English: **+1 844 204-8942** | Portuguese: **+55 11 3181-8565** | Password: **Santander**

WEBCAST (ENG): https://choruscall.com.br/santander/2t21.htm

WEBCAST (PT): https://choruscall.com.br/santander/2q21.htm

STRATEGY



"Customer Chair", 2020
Santander Brasil administrative headquarters

CUSTOMERS

Customers are at the heart of our business strategy. Accordingly, we are continually improving their experience and satisfaction by launching new services, expanding our offerings, as well as enhancing and integrating our channels. We strive to provide the best experience by combining self-service with human and personalized service. These initiatives, allied to an integrated business system capable of handling a high volume of current and prospective customers, through which over 50 million customers circulate and with more than 500 million monthly visits to our channels, allow for accelerated, substantial, and consistent growth in our customer base. Over the period, we set a record by earning more than 1.2 million new customers, while boosting the loyalty of our existing customers through increased transactionality. Finally, we highlight our achievement of a 63-point NPS score and the profitable growth of our base, with a 6% yearly rise in revenue per customer.

	jun/20	mar/21	jun/21	Change jun/20 to jun/21
TOTAL ACTIVE CUSTOMERS million	26.8	28.4	29.0	8%
LOYAL CUSTOMERS million	5.7	6.6	7.1	26%
DIGITAL CUSTOMERS million	14.5	16.6	17.5	21%

Confidential

TECHNOLOGY

We are a company in constant transformation and evolution, driven by a technologically advanced and solid culture. Our structures are leveraged by a large processing capacity, with over 300 million transactions processed each day. The use of data and artificial intelligence are tangible realities in our day-to-day business, such as GENT&, our artificial intelligence platform, which has served more than 9.8MM customers since its inception. All of this without sacrificing our efficiency focus, since 72% of our operations will be running in the cloud in 2021, as well as reducing time-to-market for new products and services, ensuring speed as 85% of projects are executed adopting Agile and DevOps methodologies. Lastly, we have cut the number of relevant incidents by more than 90% over the last three years, providing greater availability of our products and services to our customers.

72% **OF OUR OPERATIONS WILL BE CLOUD BASED** IN 2021

OUR PEOPLE

We have a culture that values our people, with a diverse and determined team that encourages to play a leading role in their professional development. We value our people, 30% of our leadership positions are held by women, 26% of our employees are black, while 5% are people with disabilities. Another strong feature of the Santander DNA is to take on a leading role in knowledge. Our platform, Santander Academy, registered over 3,000 courses taken in the second quarter of 2021, with more than 73% of all in-person/online courses taught by employees, dubbed internal multipliers. As a result, GPTW (Great Place to Work) named us one of the best companies to work for in the LGBTQIA+ and Women categories.


Antes do digital, a
Gent&

GETNET

Acquiring activities continued to strong growth, with total turnover increasing by 84% YoY, prepayment volume rising by 88% and the active customer base expanding by 19% during the quarter. The strategy of having a portfolio comprised of both physical and digital solutions has been recognized by customers and enabled the company to achieve, for example, a market share[1] of 33% in e-commerce turnover. During the quarter, Getnet was granted authorization to establish a direct credit company ("SCD"), allowing it to explore its business potential. Furthermore, it also signed an agreement to acquire a company focused on developing solutions and technologies for small and medium-sized businesses, with the goal of strengthening its offering to this segment through integrated solutions – a deal whose completion is subject to regulatory approval. We believe that broad access to information will bring even more opportunities for Getnet's expansion.

CARDS

We set a record for new customer acquisition this quarter, with a substantial increase of 93% YoY, of which 82% derived from the account holder base. Total turnover, including credit and debit, amounted to R$ 71 billion in the second quarter of 2021, meaning a 50.6% YoY rise, influenced by the rebound in consumption and card usage incentives. As we strive to identify our customers' needs, we introduced the SX University Student card, which stands out by providing an additional limit for students to pay tuition fees from affiliated universities, among others. Also, in keeping with our environmentally responsible culture, we began distributing cards made from recycled PVC plastic.

SX & Open Finance

Our actions are based on being close to customers and on tailoring products and services to the specific needs of each profile, set us apart in the face of the financial industry's current transformation. As such, we are expanding SX, Santander's special PIX, which totaled R$ 161.1 billion in PIX sent (financial volume) this quarter, representing a 17% market share[2] in the period. In Open Finance, we were pioneers in communicating with our customers, recording a pre-registration volume that surpassed our expectations.

[1] Santander Brasil Estimate. [2] Source: Brazilian Central Bank

REAL ESTATE

Our real estate loan business continues to grow at a rapid pace, averaging R$ 2 billion in monthly origination. This quarter, mortgage loan origination for individuals expanded by 2.7x relative to the same period last year. This result is backed by continuous improvements to our self-service platform, providing our customers with the best experience. Accordingly, our NPS in mortgage loans reached 70 points. In the field of home equity, we are market leaders, with UseCasa achieving a YoY growth rate of 24% in origination and a market share[1] of 25%.

AUTO PLATFORM

We have invested heavily over the last few years to build the most comprehensive vehicle purchase and sale platform in the market – an end-to-end digital process with strong potential for acquiring customers and making them loyal, registering over 35 million monthly interactions. Webmotors is the largest vehicle-focused platform in Brazil, generating more than 1.4 million leads per month. Through Santander Financiamentos, we are market leaders with a 24.7%[2] share among individuals, having originated more than R$ 7.0 billion in new vehicle financing in the quarter. This business serves as an important lever for attracting new customers, accounting for more than 30,000 account openings a month.



[1] Source: ABECIP, as of April 2021. [2] Source: Brazilian Central Bank, as of May 2021

SMALL AND MEDIUM-SIZED ENTERPRISES

Our loyal customer base in this segment grew by 31.3% YoY during the quarter. Simultaneously, we increased loan origination by 16.5% YoY, despite the strong comparison base, as businesses were looking to strengthen their liquidity due to uncertainties over Covid-19. We also have a non-financial offering through the Advance Program, which provides business and management solutions to entrepreneurs.

WHOLESALE (SC&IB)

Our segment leadership solidifies our position as the only global bank with practical experience in wholesale, distinguishing ourselves on multiple fronts:

- **Global Bank:** the country's only bank with scale, having been the largest FX bank for the past eight years and the second largest bank in foreign trade with a US$ 15 billion portfolio.
- **Go-To Bank for Infrastructure:** we are establishing a credit line of R$ 5 billion to fund basic sanitation projects, in addition to enabling more than 250 wind farms and launching an energy trading unit that has risen to the top five in the country in just one year.
- **Go-To Bank for Agribusiness:** we are market leaders in green financing, aiming to amass a portfolio of R$ 5 billion by the end of this year, in addition to operating Brazil's largest agricultural commodities desk and participating in ~70% of CBIOs (decarbonization credits) traded.
- **Go-To Bank for Equities:** we are the largest international bank when it comes to equity offerings in Brazil, having participated in 17 offerings that totaled over R$ 30.5 billion in the first half of 2021.

Santander Auto | auto insurance through a fully digital experience, with big data-based pricing. Out of all new financing contracts issued by Santander Financiamentos, 18% purchased insurance through Santander Auto, an increase of 3 p.p. QoQ.

Toro & Pi | on April 30th, we completed the acquisition of a 60% stake in Toro Corretora. During the period, Toro signed agreements to acquire Mobills and Monetus, adding more than 10 million customers to our platform. The completion of these deals is subject to regulatory approvals

Ben | company operating in the corporate benefits and expense management industry. Its turnover grew by 48% YoY in 2Q21. Furthermore, the number of partner establishments reached 363,000 in June, alongside 332,000 active cards.

Sim | digital lending platform for individuals. We ended the quarter with 4.5 million customers, loan portfolio of R$ 1.3 billion and NPS of 89 points.

emDia | online debt renegotiation platform, with quick registration and easy navigation, available 24/7. Over the quarter, recovered credit volume grew by 31% YoY, while renegotiation proposals issued increased by 77% YoY.

leading the way in new markets

SUSTAINABLE BUSINESSES

We acknowledge our role as a financial institution in fostering sustainable enterprises, thereby helping people and businesses prosper. We highlight the following achievements:

ACCOLADES

BEST ESG BANK BY EXAME MAGAZINE

ECO BRAZIL AWARD

- We enabled R$ 27.6 billion in sustainable businesses, with bonds accounting for 74% of that amount.
- We run the country's largest microcredit operation among private banks, with a R$ 1.5 billion portfolio and over 620,000 active customers. Our purpose is to help entrepreneurs and, consequently, the communities in which they operate grow by providing products and services that meet their needs, as well as business management guidance and opportunity mapping.
- We are leaders in solar energy financing, through "CDC Solar" campaign, which supports the purchase and installation of solar energy equipment. We disbursed over R$ 250 million in the first six months of 2021. Also, we established a financing facility exclusively for bicycles.


Somos o melhor banco do ESG nos quesitos socioambientais e de governança.
ESG
exame.

- We converted the Vila Olímpia train station in the city of São Paulo into the country's first sustainable station, increasing the location's efficiency in the use of natural resources. As a result, the station now derives 70% of its energy from solar panels and includes a water reuse system. Additionally, we support[1] the New Pinheiros River program, which aims to clean up the river in São Paulo, by providing a US$ 25 million loan.
- In line with our ambition of achieving zero net carbon emissions by 2050, we promoted Net Zero engagement in Brazil and launched initiatives for employees and customers. Also, we were pioneers in joining the Net-Zero Banking Alliance, established the Low-Carbon CDB (time deposit), and started transitioning to recycled PVC cards.
- Through our volunteer culture, we donated over 200,000 food baskets to the "Brasil sem Fome" Campaign, in collaboration with our private sector peers.

[1]In collaboration with IFC, a member of the World Bank Group, and Desenvolve SP, a financial institution of the state government of São Paulo



RESULTS

"We remain committed to sustaining our earnings growth by consistently increasing our customer base and promoting the expansion of our loyal customers, who contribute to greater transactionality with the bank and profitability for the business. With that, we have maintained annual double-digit growth in our loan portfolio, driven by the expansion of the individuals and SME loan books. Our revenues grew substantially, also leveraged by the good performance of our fees. We continue to manage risks efficiently, as loan quality indicators remained balanced, with NPL rates lower than a year ago and the coverage ratio at a comfortable level. At the same time, we have resumed growth in unsecured loans, without abandoning our strategy of expanding in collateralized loans. We achieved the best efficiency level in our history at 33.8%, the lowest ratio in the industry. Over the period, we recorded our highest net profit ever, R$ 4,171 million, with an ROE of 21.6%, underscoring our consistent growth history, which is based on a solid balance sheet, with strong capital and liquidity levels, allowing for healthy expansion of our business."

ANGEL SANTODOMINGO,
CFO OF SANTANDER BRASIL

SUMMARY OF THE RESULTS

The partial spin-off of Santander Brasil was approved at the EGM held on March 31st, 2021, resulting in the segregation of the shares of its ownership issued by Getnet. Accordingly, for comparability purposes, we have normalized our results and balance sheet as of 1Q20, disregarding Getnet's figures, combined with the eliminations between the two companies

MANAGERIAL FINANCIAL STATEMENTS[1] (R$ million)	2Q21	2Q20	Var. 12M	1Q21	Var. 3M
Net Interest Income	**13,424**	**13,629**	**-1.5%**	**13,426**	**0.0%**
Allowance for Loan Losses	(3,325)	(3,334)	-0.3%	(3,161)	5.2%
Net Interest Income after Loan Losses	**10,099**	**10,295**	**-1.9%**	**10,264**	**-1.6%**
Fees	4,700	3,705	26.8%	4,367	7.6%
General Expenses	(5,106)	(4,930)	3.6%	(5,008)	2.0%
Personnel Expenses + Profit Sharing	(2,177)	(2,172)	0.2%	(2,186)	-0.4%
Administrative Expenses[2]	(2,929)	(2,758)	6.2%	(2,822)	3.8%
Tax Expenses	(1,209)	(899)	34.5%	(1,044)	15.8%
Investments in Affiliates and Subsidiaries	21	3	534.9%	8	173.4%
Other Operating Income/Expenses	(1,825)	(2,185)	-16.4%	(2,150)	-15.1%
Operating Income	**6,679**	**5,990**	**11.5%**	**6,438**	**3.7%**
Non Operating Income	(1)	32	n.a.	29	n.a.
Net Profit before Tax	**6,678**	**6,022**	**10.9%**	**6,467**	**3.3%**
Income Tax and Social Contribution	(2,465)	(2,113)	16.6%	(2,481)	-0.7%
Minority Interest	(43)	(47)	-10.0%	(31)	38.8%
Net Profit w/o extraordinary provision[3]	**4,171**	**3,862**	**8.0%**	**3,955**	**5.4%**
Extraordinary provision for Loan Losses	-	(3,200)	n.a.	-	n.a.
Income Tax	-	1,440	n.a.	-	n.a.
Net Proft[3]	**4,171**	**2,102**	**98.4%**	**3,955**	**5.4%**
Accounting Net Profit	**4,103**	**2,026**	**102.6%**	**2,816**	**45.7%**

CUSTOMER NII
2Q21 **4.0%** YoY

EFFICIENCY RATIO
2Q21 **33.8%**
BEST LEVEL IN OUR HISTORY

ROE
2Q21 **21.6%**

(R$ million)	2Q21	2Q20	Var. 12M	1Q21	Var. 3M
BALANCE SHEET					
Loan portfolio	439,797	382,877	14.9%	424,784	3.5%
Individuals	189,805	157,002	20.9%	178,391	6.4%
Consumer finance	62,188	56,732	9.6%	61,137	1.7%
SMEs	58,906	45,385	29.8%	55,323	6.5%
Corporate	128,898	123,758	4.2%	129,932	-0.8%
Expanded Loan Portfolio[4]	510,314	445,896	14.4%	497,566	2.6%
Funding from Clients[5]	468,330	432,294	8.3%	446,707	4.8%
PERFORMANCE INDICATORS (%)					
Return on average equity excluding goodwill[6] - annualized (without extraordinary provision)	21.6%	21.7%	-0.1 p.p.	20.6%	1.0 p.p.
Return on average equity excluding goodwill[6] - annualized	21.6%	11.8%	9.8 p.p.	20.6%	1.0 p.p.
Return on average asset excluding goodwill[6] - annualized (without extraordinary provision)	1.7%	1.6%	0.2 p.p.	1.6%	0.1 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	0.8%	0.9 p.p.	1.6%	0.1 p.p.
Efficiency ratio[7]	33.8%	34.6%	-0.8 p.p.	34.3%	-0.5 p.p.
Recurrence ratio[8]	92.0%	75.2%	16.9 p.p.	87.2%	4.8 p.p.
PORTFOLIO QUALITY INDICATORS (%)					
Delinquency ratio (over 90 days)	2.2%	2.4%	-0.2 p.p.	2.1%	0.1 p.p.
Coverage ratio (over 90 days)	263%	272%	-8.9 p.p.	283%	-19.4 p.p.
Delinquency ratio (over 60 days)	2.9%	2.8%	0.1 p.p.	2.8%	0.1 p.p.
OTHER DATA					
Branches	2,065	2,209	(144)	2,119	(54)
PABs (mini branches)	1,399	1,471	(72)	1,417	(18)
Own ATMs	12,693	13,064	(371)	12,978	(285)
Shared ATMs	23,798	23,385	413	23,618	180
Employees	46,426	46,348	78	44,806	1,620

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 24 and 25.
[2] Administrative expenses exclude 100% of the goodwill amortization expense.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 68 million in 2Q21, R$ 1,032 million in 1Q21, R$ 110 million in 2Q20.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,280 million in June 2021, R$ 1,006 million in March 2021 and R$ 1,998 million in June 2020.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).
[8] Recurrence Ratio: Fees / General Expenses.

NET INTEREST INCOME

(R$ million)	2Q21	2Q20	Var. 12M	1Q21	Var. 3M
Net Interest Income	**13,424**	**13,629**	**-1.5%**	**13,426**	**0.0%**
Customers	**11,473**	**11,029**	**4.0%**	**11,297**	**1.6%**
Product Margin	11,332	10,678	6.1%	11,154	1.6%
Average Volume	445,474	391,935	13.7%	426,174	4.5%
Margins (annualized)	10.2%	10.9%	-0.7 p.p.	10.6%	-0.4 p.p.
Market Activities	**1,951**	**2,600**	**-25.0%**	**2,129**	**-8.4%**

The margin with customers performed well, rising by 4.0% in the year and 1.6% in the quarter, mainly due to higher volumes, while the market margin fell by 25% in twelve months and 8.4% in three months, owing to lower revenues from market operations. As a result, net interest income reached R$ 13,424 million in the second quarter of 2021, declining by 1.5% on a yearly basis and stable in sequential terms.

Revenues from customer operations increased by 4.0% in the twelve-month period, given the higher product margin, positively impacted by stronger volumes and the product mix effect.

In three months, the margin with customers grew by 1.6%, thanks to higher product margin revenues, supported by increased volumes, the product mix effect and greater number of calendar days.

The market margin amounted to R$ 1,951 in the second quarter of 2021, dropping by 25.0% in twelve months and 8.4% in three months, as a consequence of lower revenues from trading and asset & liability management.

EVOLUTION OF NET INTEREST INCOME
R$ million



10.9%
10.2%
9.8%
10.6%
10.2%
13,629
2,600
11,029
12,448
1,915
10,533
12,418
1,774
10,645
13,426
2,129
11,297
13,424
1,951
11,473
4.0%
+1.6%
2Q20
3Q20
4Q20
1Q21
2Q21
Customers
Market activities
Margins (Annualized)

FEES – REVENUES FROM BANKING SERVICES

(R$ million)	2Q21	2Q20	Var. 12M	1Q21	Var. 3M
Cards and Acquiring	1,146	819	39.8%	1,040	10.1%
Insurance fees	920	715	28.7%	743	23.9%
Current Account Services	965	942	2.4%	960	0.5%
Asset Management	341	227	50.4%	332	2.8%
Lending Operations	372	307	21.3%	378	-1.6%
Collection Services	371	342	8.3%	372	-0.2%
Placement, Custody and Brokerage of Securities	350	218	60.5%	369	-4.9%
Other	235	134	74.6%	174	34.8%
Total	**4,700**	**3,705**	**26.8%**	**4,367**	**7.6%**

Revenues from banking services and fees totaled R$ 4,700 million in the quarter, advancing by 26.8% in the year, with good performances across all lines, primarily attributable to stronger customer loyalty and greater transactionality. Over the three-month period, these revenues grew by 7.6%, highlighted by card and insurance fees.

Card fees came to R$ 1,146 million in the quarter, representing growth of 39.8% in twelve months and 10.1% in three months, reflecting higher credit and debit turnover, as well as an increase in the cardholder customer base, which expanded by 21% in the year and 5% in the quarter.

Insurance fees were R$ 920 million, rising by 28.7% in twelve months and 23.9% in three months, explained by increased insurance origination due to more intense commercial activity, corroborating the appropriateness of our strategy of expanding in this product.

Current account service fees stood at R$ 965 million, climbing by 2.4% over the same period last year, as a result of the active customer base expansion and service re-pricing. In three months, these revenues rose by 0.5%.

Asset management fees reached R$ 341 million, advancing by 50.4% % in the year, with positive contributions from both "consórcio" management revenues, due to stronger sales of this product, and fund management revenues. Compared to the previous quarter, these revenues increased by 2.8%.

Fees from lending operations totaled R$ 372 million in the period, meaning growth of 21.3% in the year, fueled by increased loan revenues, on the back of higher loan origination. In three months, these revenues decreased by 1.6%.

Securities placement, custody and brokerage service fees came to R$ 350 million during the period, increasing by 60.5% in the year owing to stronger market activity in securities placement. In three months, these revenues declined by 4.9% given the high level of operations recorded in 1Q21.

Other fees hit R$ 235 million in this quarter, a 74.6% rise over the same period last year, stemming from an increase in asset appraisals, particularly vehicles and properties, as a result of higher origination of these products. In three months, other fees went up by 34.8%.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses were R$ 5,106 million in the quarter, representing an increase of 3.6% in the year, significantly below the period's inflation[1] of 8.35%, and lower than total revenue growth (+4.6% in the year). In the quarter, general expenses climbed by 2.0%.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 4,496 million in the quarter, rising by 2.8% in twelve months and 2.2% in three months, mainly due to higher administrative expenses.

Personnel expenses, including profit-sharing, amounted to R$ 2,177 million in 2Q21, a slight increase of 0.2% in the year, as lower employee compensation expenses were offset by higher labor and benefit expenses. In three months, personnel expenses fell by 0.4%.

Administrative expenses, excluding depreciation and amortization, stood at R$ 2,319 million, advancing by 5.3% in the year and 4.8% in the quarter. Both changes are largely attributable to higher outsourced and specialized technical service expenses, in response to increased activity, which is consistent with our business growth strategy.

Depreciation and amortization expenses, excluding the goodwill effect, hit R$ 610 million in the quarter, up by 9.6% in the year. In three months, depreciation and amortization expenses recorded a slight drop of 0.1%.

(R$ million)	2Q21	2Q20	Var. 12M	1Q21	Var. 3M
Outsourced and Specialized Services	624	581	7.4%	609	2.6%
Advertising, promotions and publicity	137	147	-6.5%	106	30.1%
Data processing	610	639	-4.5%	654	-6.8%
Communications	100	98	1.9%	82	23.0%
Rentals	194	193	0.6%	199	-2.4%
Transport and Travel	23	17	32.3%	23	1.6%
Security and Surveillance	131	140	-6.1%	142	-7.4%
Maintenance	77	77	-1.0%	77	-0.3%
Financial System Services	73	76	-3.2%	107	-31.3%
Water, Electricity and Gas	48	45	6.9%	49	-1.1%
Material	21	29	-27.0%	17	25.8%
Other	279	159	75.9%	149	87.1%
Subtotal	**2,319**	**2,201**	**5.3%**	**2,212**	**4.8%**
Depreciation and Amortization[2]	610	556	9.6%	611	-0.1%
Total Administrative Expenses	**2,929**	**2,758**	**6.2%**	**2,822**	**3.8%**
Compensation[3]	1,428	1,449	-1.4%	1,427	0.1%
Charges	358	350	2.3%	397	-9.7%
Benefits	363	353	2.9%	337	7.8%
Training	12	9	25.4%	10	18.1%
Other	16	11	40.6%	15	3.0%
Total Personnel Expenses	**2,177**	**2,172**	**0.2%**	**2,186**	**-0.4%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,496	4,373	2.8%	4,397	2.2%
Total General Expenses	**5,106**	**4,930**	**3.6%**	**5,008**	**2.0%**

[1] Source: IBGE: 12-month rolling IPCA inflation up to June 2021 - http://www.ibge.gov.br/. [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 68 million in 2Q21, R$ 1,032 million in 1Q21 and R$ 110 million in 2Q20.
[3] Including profit-sharing

BEST EFFICIENCY RATIO IN OUR HISTORY: 33.8%

IN THE QUARTER, **DOWN BY 0.8 P.P. IN TWELVE MONTHS.**

This performance evidences our commitment to productivity, resulting from our process process-industrialization strategy. Compared to 1Q21, this ratio improved 0.5 p.p..

EFFICIENCY RATIO


34.6%
35.6%
38.1%
34.3%
33.8%
2Q20
3Q20
4Q20
1Q21
2Q21

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses resulted in a net expense of R$ 1,825 million in the quarter, down by 16.4% in the year and 15.1% in the quarter.

	2Q21	2Q20	Var.	1Q21	Var.
(R$ million)			**12M**		**3M**
Expenses from credit cards	(669)	(868)	-22.9%	(858)	-22.0%
Net Income from Capitalization	139	122	14.3%	133	4.3%
Provisions for contingencies[1]	(228)	(434)	-47.5%	(519)	-56.1%
Other	(1,068)	(1,004)	6.3%	(907)	17.8%
Other operating income (expenses)	**(1,825)**	**(2,185)**	**-16.4%**	**(2,150)**	**-15.1%**



[1] Including tax, civil and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled R$ 3,325 million in the quarter, declining by 0.3% in the year or 49.1%, considering the extraordinary provision of R$ 3,200 million booked in 2Q20. As a result, the cost of credit reached 2.7%, below the 3.1% (or 6.0% considering the aforementioned extraordinary provision) recorded in 2Q20. In the quarter, allowance for loan losses increased by 5.2% given the greater contribution from retail segments to loan portfolio growth.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT
(R$ million)


6.0%
3.1%
2.6%
2.5%
2.6%
2.7%
-49%
+5.2%
6,534
3,200
4,045
(711)
2Q20
2,916
3,754
(837)
3Q20
2,883
3,609
(727)
4Q20
3,161
3,914
(753)
1Q21
3,325
4,071
(746)
2Q21
Income from the Recovery of Written-Off Loans
Extraordinary Provision for Loan Losses
Provision for Loan Losses
Cost of credit w/o extraordinary provision
Cost of credit

Provision for loan losses dropped by 0.7% in the year, influenced by the shift in the product mix toward more collateralized products, disregarding the effects of the extraordinary provision. In the quarter, provision for loan losses rose by 4.0%, impacted by the resumption of growth in our portfolio of loans to individuals. The provisioning level demonstrates the assertiveness of our risk models.

Income from the recovery of written-off loans grew by 5.0% in the year and declined by 0.9% in the quarter. In 2019, we launched a robust collection and recovery plan that leverages data intelligence, digitization and channel integration, enabling us to set a new level of approximately R$ 750MM million for the fifth consecutive quarter (average growth of 42%).

BALANCE SHEET

Total assets were R$ 940,912 million in June 2021, falling by 4.7% in the year and 3.8%, when compared to the first quarter of 2021, both changes driven by the decline in securities and interbank liquidity investments related to a reduction in open market and foreign currency investments. Total equity came to R$ 79,024 million in June 2021 or R$ 77,744 million, disregarding the goodwill balance.

ASSETS (R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Current Assets and Long-term Assets	**928,932**	**973,953**	**-4.6%**	**966,346**	**-3.9%**
Cash and Cash Equivalents	28,111	22,655	24.1%	14,434	94.8%
Interbank Investments	42,917	49,272	-12.9%	79,629	-46.1%
Securities and Derivative Financial Instruments	247,425	252,185	-1.9%	264,385	-6.4%
Interbank Accounts	85,949	80,345	7.0%	80,348	7.0%
Lending Operations	416,370	357,943	16.3%	399,832	4.1%
Other Receivables	106,021	208,866	-49.2%	125,756	-15.7%
Other Assets	2,140	2,624	-18.5%	1,962	9.0%
Permanent Assets	**11,980**	**13,726**	**-12.7%**	**11,804**	**1.5%**
Temporary Assets	398	359	11.0%	354	12.6%
Fixed Assets	6,192	7,037	-12.0%	6,295	-1.6%
Intangibles	5,390	6,330	-14.8%	5,155	4.6%
Total Assets	**940,912**	**987,679**	**-4.7%**	**978,150**	**-3.8%**
Total Assets (excluding goodwill)	**939,632**	**985,681**	**-4.7%**	**977,144**	**-3.8%**

LIABILITIES (R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Current Liabilities and Long-term Liabilities	**860,176**	**911,647**	**-5.6%**	**898,805**	**-4.3%**
Deposits	398,588	358,061	11.3%	383,441	4.0%
Money Market Funding	123,448	124,920	-1.2%	165,423	-25.4%
Funds from Acceptance and Issuance of Securities	76,258	81,831	-6.8%	70,726	7.8%
Interbank Accounts	2,414	2,040	18.3%	1,724	40.0%
Interbranch Accounts	4,471	3,996	11.9%	4,748	-5.8%
Borrowings	67,667	53,413	26.7%	71,507	-5.4%
Domestic Onlendings - Official Institutions	11,869	12,067	-1.6%	12,326	-3.7%
Derivative Financial Instruments	30,199	41,639	-27.5%	34,077	-11.4%
Other Payables	145,262	233,680	-37.8%	154,832	-6.2%
Deferred Income	**414**	**476**	**-13.0%**	**358**	**15.7%**
Minority Interest	**1,297**	**1,103**	**17.6%**	**1,224**	**6.0%**
Equity	**79,024**	**74,453**	**6.1%**	**77,763**	**1.6%**
Total Liabilities	**940,912**	**987,679**	**-4.7%**	**978,150**	**-3.8%**
Equity (excluding goodwill)	**77,744**	**72,455**	**7.3%**	**76,757**	**1.3%**

SECURITIES

The securities portfolio amounted to R$ 247,425 million in June 2021, down by 1.9% in twelve months, explained by the lower derivatives balance, which was partially offset by the increase in private securities. Compared to 1Q21, total securities dropped by 6.4%, owing to a decline in the balance of derivatives and public securities.

SECURITIES (R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Public securities	179,282	180,512	-0.7%	195,203	-8.2%
Private securities	39,293	33,052	18.9%	38,536	2.0%
Financial instruments	28,850	38,621	-25.3%	30,646	-5.9%
Total	**247,425**	**252,185**	**-1.9%**	**264,385**	**-6.4%**

LOAN PORTFOLIO

The loan portfolio totaled R$ 439,797 million in June 2021, representing an expansion of 14.9% in the year (or 15.6% disregarding the exchange rate fluctuation effect). In the year-to-year comparison, the balances of all segments increased, with the individuals segment showing the most consistent growth, contributing to 58% of the yearly variation in the overall loan portfolio, and SMEs, which accounted for 24% of the change.

Relative to March 2021, the loan portfolio increased by 3.5% (or a 4.5% rise, excluding the exchange rate fluctuation), attributable to the growth trend in individuals (+6.4%) and SMEs (+6.5%). The corporate segment decreased by 0.8% in the period, though disregarding the exchange rate impact, this portfolio grew by 2.2%.

The portfolio of deferred loans amounted to R$ 32.4 billion in June 2021, given the amortization of R$ 17.4 billion, or 35% since 2Q20. The 15-to-90 NPL volume reached 4.6% lower than the 5.8% recorded in 1Q21.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, hit R$ 510,314 million, climbing by 14.4% in the year (or 15.1% if we disregard the exchange rate fluctuation effect). Compared to March, it grew by 2.6% as a result of the good performance of repo operations.

The balance of the foreign currency portfolio, including dollar-indexed loans, stood at R$ 29,741 million, falling by 30.9% in the year and 15.1% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Jun-21	Jun-20	Var.	Mar-21	Var.
(R$ million)			12M		3M
Individuals	189,805	157,002	20.9%	178,391	6.4%
Consumer Finance	62,188	56,732	9.6%	61,137	1.7%
SMEs	58,906	45,385	29.8%	55,323	6.5%
Corporate	128,898	123,758	4.2%	129,932	-0.8%
Total portfolio	**439,797**	**382,877**	**14.9%**	**424,784**	**3.5%**
Other credit related transactions	70,517	63,019	11.9%	72,783	-3.1%
Total expanded credit portfolio	**510,314**	**445,896**	**14.4%**	**497,566**	**2.6%**

In June 2021, loans to individuals accounted for 43.2% of the total portfolio balance, representing an expansion of 2.2 p.p. over June 2020. In comparison to 1Q21, the segment's share increased by 1.2 p.p. owing to stronger commercial activity. The corporate and consumer finance segments, on the other hand, saw their shares of the overall portfolio balance fall by 1.3 p.p. and 0.3 p.p. respectively, in the quarter.

VARIATION OF LOAN PORTFOLIO R$ million


424,784
11,414
1,051
3,583
-1,034
439,797
Mar-21
Individuals
Consumer Finance
SMEs
Corporate
Jun-21

LOAN PORTFOLIO BY PRODUCT

(R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Individuals					
Leasing / Auto Loans	4,059	3,225	25.9%	3,990	1.7%
Credit Card	36,511	29,240	24.9%	34,030	7.3%
Payroll Loans	52,374	45,451	15.2%	49,352	6.1%
Mortgages	49,185	38,373	28.2%	46,473	5.8%
Agricultural Loans	8,734	6,853	27.4%	8,661	0.8%
Personal Loans / Others	38,942	33,859	15.0%	35,885	8.5%
Total Individuals	**189,805**	**157,002**	**20.9%**	**178,391**	**6.4%**
Consumer Finance	**62,188**	**56,732**	**9.6%**	**61,137**	**1.7%**
Corporate and SMEs					
Leasing / Auto Loans	4,780	4,007	19.3%	4,640	3.0%
Real Estate	1,887	2,369	-20.3%	1,869	1.0%
Trade Finance	33,970	41,840	-18.8%	35,007	-3.0%
On-lending	11,314	10,662	6.1%	11,314	0.0%
Agricultural Loans	4,254	5,923	-28.2%	5,164	-17.6%
Working capital / Others	131,599	104,343	26.1%	127,262	3.4%
Total Corporate and SMEs	**187,804**	**169,143**	**11.0%**	**185,256**	**1.4%**
Total Credit	**439,797**	**382,877**	**14.9%**	**424,784**	**3.5%**
Other Credit Risk Transactions with customers	70,517	63,019	11.9%	72,783	-3.1%
Total Expanded Credit Portfolio	**510,314**	**445,896**	**14.4%**	**497,566**	**2.6%**

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 189,805 million in June, meaning growth of 20.9% in the year. During the period, the products that made the greatest positive contributions were mortgages, credit cards and payroll loans.

In June 2021, 71% of the total individual loan portfolio (including Santander Financiamentos – Consumer Finance) was backed by collateral. Compared to 1Q21, the portfolio of loans to individuals grew by 6.4%, primarily influenced by payroll loans and personal loans.

The mortgage loan portfolio came to R$ 49,185 million, expanding by 28.2% in the year and 5.8% in the quarter. In 2Q21, our origination to individuals continued to grow at a rapid pace (+174% YoY), still reflecting the improved digital experience. In comparison to June 2020, mortgage loans gained a 1.5 p.p. share in the overall portfolio of loans to individuals.

The payroll loan portfolio stood at R$ 52,374 million, representing growth of 15.2% in the year and 6.1% in the quarter. We have an acceleration strategy in place for this product, given its low-risk profile and ability to boost customer loyalty. Meanwhile, personal loans expanded by 15% YoY and 8.5% QoQ.

The credit card portfolio increased by 24.9% in the year, thanks to a higher turnover volume during the period and the 119% YoY rise in the acquisition of new account holders, translating into growth in our total customer base.

CONSUMER FINANCE

The consumer finance portfolio hit R$ 62,188 million, up by 9.6% in the year and 1.7% in the quarter. Of this total portfolio, R$ 52,306 million refers to vehicle financing for individuals, which climbed by 7.4% in the year and 1.0% in the quarter. We remain the market leaders in vehicle financing in Brazil, with a 25% share in the portfolio of loans to individuals, while continuing to expand our presence in the goods & services segment.

LOAN PORTFOLIO COMPOSITION | June, 2021
(INDIVIDUALS AND CORPORATE & SMES)


12%
Vehicles
Others
88%

The total portfolio of auto loans to individuals, which includes operations carried out by both the financing unit (bank correspondents) as well as by Santander's branch network, amounted to R$ 56,365 million, advancing by 8.5% in twelve months and 1.1% in three months.

CORPORATE & SMES LOANS

The corporate & SME loan portfolio stood at R$ 187,804 million in June, which represents an expansion of 11.0% in the year (or an increase of 12.7% if we exclude the effect of exchange rate fluctuation). The annual growth was driven by working capital loans (+26.1%), still reflecting the effects of the pandemic. Compared to 1Q21, the corporate portfolio grew by 1.4%, or 3.6% disregarding the exchange rate impact. Additionally, we ended the quarter with a balance of R$ 12.3 billion related to government-sponsored credit programs.

The corporate loan portfolio totaled R$ 128,898 million, meaning a 4.2% growth (or a 6.3%, excluding the effect of exchange rate fluctuation) over the same period in 2020. Both SCIB and Corporate recorded expansions in 2Q21, owing to greater working capital loan origination. Relative to 1Q21, the portfolio balance decreased by 0.8% (or increased by 2.2% if we disregard the exchange rate fluctuation effect).

The SME loan portfolio totaled R$ 58,906 million, a substantial growth of 29.8% attributed in part to the economic environment and government incentive programs. The SME segment accounts for 89% of our balance in these programs. In three months, the portfolio expanded by 6.5%.

CREDIT PORTFOLIO BY RISK LEVEL

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our customer and product classification, centered around our retail and wholesale segments. In June 2021, portfolios rated "AA" and "A" accounted for 75.3% of our total loan book.


9%
7%
10%
34%
41%
8%
6%
9%
33%
43%
8%
7%
10%
33%
42%
8%
6%
10%
32%
43%
8%
7%
10%
31%
45%
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
AA
A
B
C
D-H

DELINQUENCY RATIO OVER-90-DAY[1]

The over-90-day delinquency ratio fell by 0.2 p.p. in the year to 2.2% in June 2021, showing a slight increase of 0.1 p.p. relative to 1Q21. The quarterly rise occurred in both segments. We continue to expand our portfolio of collateralized loans while resuming growth in our unsecured loan portfolio, within the parameters of our risk models.


3.5%
3.0%
3.0%
3.1%
3.2%
Individuals
2.4%
2.1%
2.1%
2.1%
2.2%
Total
1.2%
0.9%
0.9%
1.0%
1.1%
SMEs + Corporate
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
came to **3.2%** in June 2021, down by 0.3 p.p. in the year and up by 0.1 p.p. in the quarter.

DELINQUENCY AMONG CORPORATES AND SMES
reached **1.1%**, decreasing by 0.1 p.p. in the year and increasing by 0.1 p.p. in the quarter.

DELINQUENCY RATIO 15-TO-90-DAY[2]

The 15-to-90-day delinquency ratio was 3.3% in June 2021, climbing by 0.6 p.p. in the year, influenced by the rebound in loans to individuals. Compared to March, the ratio decreased by 0.3 p.p., due to our efficient risk management and the typical seasonality effect of 1Q21.


4.2%
4.6%
4.3%
5.2%
4.8%
Individuals
2.7%
3.1%
2.8%
3.6%
3.3%
Total
1.1%
1.2%
1.1%
1.7%
1.5%
SMEs + Corporate
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
hit **4.8%,** a rise of 0.6 p.p. in the year and a drop of 0.4 p.p. in the quarter.

DELINQUENCY AMONG CORPORATES AND SMES
came to **1.5%**, advancing by 0.4 p.p. in the year and declining by 0.2 p.p. in the quarter.

NPL FORMATION

NPL formation amounted to R$ 3,370 million in 2Q21, down by 36.4% in the year and up by 3.1% in the quarter, highlighted by growth in the over-90-day NPL balance. The NPL formation to loan portfolio ratio came to 0.8% in 2Q21, below the 1.4% recorded a year ago and stable sequentially, demonstrating the effectiveness of our risk management and the measures we implemented throughout 2020 in response to the scenario.


1.4%
1.0%
0.8%
0.8%
1.0%
0.3%
0.6%
0.8%
0.8%
0.8%
2Q20
3Q20
4Q20
1Q21
2Q21
NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio

NPL formation is calculated by adding the portfolio written-off as loss during the period to changes in the balances of the over-90-day non-performing loan portfolio and the renegotiated loan portfolio.

COVERAGE RATIO *(over 90 days)*

The balance of allowance for loan losses was R$ 26,002 million in June 2021, an increase of 2.4% in twelve months, considering the additional provision of R$ 3.2 billion booked in 2Q20. Required provisions rose by 4.2% in the year, below the 14.9% loan portfolio growth, illustrating the quality of our new crop of loans. Relative to 1Q21, allowance for loan losses went up by 1.1%.

The coverage ratio was 263% in June 2021, down by 8.9 p.p. in twelve months. In three months, the coverage ratio fell by 19.4 p.p., mostly driven by the rise in the over 90 day NPL balance, which was higher than the increase in provisions.


272%
307%
297%
283%
263%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

RENEGOTIATED LOAN PORTFOLIO *(R$ million)*

Loan renegotiations totaled R$ 22,063 million in June 2021, advancing by 4.2% in twelve months, mainly evidenced by the portfolio's growth in retail. In three months, the balance dropped by 3.6%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods. In June 2021, the coverage ratio of the renegotiated loan portfolio grew by 1.8 p.p., reaching 50% in the quarter.


45.9%
43.9%
45.3%
48.3%
50.0%
21,182
9,717
22,912
10,054
22,988
10,412
22,881
11,048
22,063
11,040
2Q20
3Q20
4Q20
1Q21
2Q21
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

FUNDING

(R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Demand deposits	42,177	39,497	6.8%	39,777	6.0%
Saving deposits	64,748	55,756	16.1%	63,674	1.7%
Time deposits	286,381	256,866	11.5%	273,990	4.5%
Financial Bills	20,719	22,443	-7.7%	14,112	46.8%
Others[1]	54,304	57,734	-5.9%	55,154	-1.5%
Funding from clients	**468,330**	**432,294**	**8.3%**	**446,707**	**4.8%**

Customer funding stood at R$ 468,330 million in June 2021, climbing by 8.3% over the same period in 2020, largely due to the increase in household savings, given lower consumption during the pandemic, and customer base growth. Relative to March 2021, customer funding rose by 4.8%, also driven mainly by the deposits balance.

CREDIT/FUNDING RATIO

(R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Funding from customers (A)	**468,330**	**432,294**	**8.3%**	**446,707**	**4.8%**
(-) Reserve Requirements	(61,075)	(57,132)	6.9%	(58,742)	4.0%
Funding Net of Reserve Requirements	**407,255**	**375,163**	**8.6%**	**387,965**	**5.0%**
Borrowing and Onlendings	11,869	12,121	-2.1%	12,326	-3.7%
Subordinated Debts	12,626	13,822	-8.7%	14,622	-13.6%
Offshore Funding	78,690	64,241	22.5%	84,054	-6.4%
Total Funding (B)	**510,440**	**465,347**	**9.7%**	**498,966**	**2.3%**
Assets under management[2]	390,224	363,862	7.2%	379,776	2.8%
Total Funding and Asset under management	**900,664**	**829,209**	**8.6%**	**878,742**	**2.5%**
Total Credit (C)	**439,797**	**382,877**	**14.9%**	**424,784**	**3.5%**
C / B (%)	**86.2%**	**82.3%**	**3.9 p.p.**	**85.1%**	**1.1 p.p.**
C / A (%)	**93.9%**	**88.6%**	**5.3 p.p.**	**95.1%**	**-1.2 p.p.**

The loan portfolio to customer funding ratio was 93.9% in June 2021, a rise of 5.3 p.p. over 2Q20 and a drop of 1.2 p.p. against 1Q21.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 86.2% in 2Q21, rising by 3.9 p.p. in twelve months and 1.1 p.p. over 1Q21

Santander maintains satisfactory and comfortable liquidity levels by utilizing a consolidated funding structure, which ensures stability between funding and lending.

EVOLUTION OF FUNDING
R$ billion


88.6%
88.1%
90.3%
95.1%
93.9%
432.3
451.1
455.8
446.7
468.3
Funding from customers
Loan Portfolio/ Funding from Customers

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE"). [2] According to ANBIMA criteria.

BIS RATIO

The BIS ratio was 14.7% at the end of June 2021, representing an increase of 0.3 p.p. in the year, primarily explained by the 7.7% growth in regulatory capital, driven by higher retained earnings in the period. Meanwhile, RWA rose by 5.3% over the same period.

The BIS ratio decreased by 0.4 p.p. in the quarter, owing to RWA, primarily due to credit risk, as a result of the loan portfolio expansion during the period, and the reduction in Tier I and II debt derived from the exchange rate fluctuation, which contributed to the 1.6 p.p. reduction in Regulatory Capital.

The ratio exceeds by 4.1 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement was 10.63% in April, with a minimum regulatory capital of 8.0% + conservation capital of 1.63% + additional CET1 for systemically important financial institutions of 1.0%. Tier I Capital reached 8.63% and CET1 stood at 7.13%.


14.4%
14.9%
15.3%
15.2%
14.7%
11.9%
12.3%
12.9%
12.6%
12.6%
jun-20
sep-20
dec-20
mar-21
jun-21
CET1
BIS

OWN RESOURCES AND BIS	Jun-21	Jun-20	Var.	Mar-21	Var.
(R$ million)			**12M**		**3M**
Tier I Regulatory Capital	79,630	72,862	9.3%	80,059	-0.5%
CET1	73,312	65,946	11.2%	72,732	0.8%
Additional Tier I	6,318	6,917	-8.7%	7,327	-13.8%
Tier II Regulatory Capital	6,308	6,906	-8.7%	7,295	-13.5%
Adjusted Regulatory Capital (Tier I and II)	**85,938**	**79,768**	**7.7%**	**87,354**	**-1.6%**
Risk Weighted Assets (RWA)	**582,820**	**553,687**	**5.3%**	**575,643**	**1.2%**
Credit Risk Capital requirement	509,135	483,358	5.3%	500,591	1.7%
Market Risk Capital requirement	18,833	20,208	-6.8%	20,200	-6.8%
Operational Risk Capital requirement	54,852	50,121	9.4%	54,852	0.0%
Basel Ratio	**14.7%**	**14.4%**	**0.3 p.p.**	**15.2%**	**-0.4 p.p.**
Tier I	**13.7%**	**13.2%**	**0.5 p.p.**	**13.9%**	**-0.2 p.p.**
CET1	12.6%	11.9%	0.7 p.p.	12.6%	-0.1 p.p.
Tier II	**1.1%**	**1.2%**	**-0.2 p.p.**	**1.3%**	**-0.2 p.p.**



FREE FLOAT

Santander Brasil has a free float of 9.91% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker BSBR

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,445,069	90.22%	3,278,406	89.09%	6,723,474	89.66%
Treasury Shares	15,821	0.41%	15,821	0.43%	31,642	0.42%
Free Float	357,805	9.37%	385,609	10.48%	743,414	9.91%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of June 30th, 2021. [2] Considering the shareholding positions of Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Jun-2021)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
27.2%
32.7%
40.1%

STOCK PERFORMANCE

STOCK PRICE EVOLUTION[1] | BASE 100


227.7
217.2
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
IBOV
SANB11

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

The chart above shows that a R$ 100 investment in Santander Brasil's units on December 30th, 2016 would have grown to R$ 227.7 on June 30th, 2021, considering reinvestments of dividend and interest on capital payments.

Our market cap was R$ 151.2 billion in June 2021, increasing by 44.7% over the same period of 2020 and 2.3% compared to March 2021.

EARNINGS DISTRIBUTION

The distribution of R$ 3.4 billion in interest on capital ("IoC") for the second quarter of 2021 was approved on July 27th, 2021, to be paid beginning September 3rd, 2021.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	2Q21	Reclassifications						2Q21
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination between company	Managerial
Net Interest Income	**17,102**	**(3,320)**	**(354)**	**-**	**-**	**(3)**	**-**	**13,424**
Allowance for Loan Losses	(3,687)	-	359	-	-	3	-	(3,325)
Net Interest Income after Loan Losses	**13,414**	**(3,320)**	**5**	**-**	**-**	**-**	**-**	**10,099**
Fees	4,700	-	-	-	-	-	-	4,700
General Expenses	(4,705)	-	-	68	(469)	-	-	(5,106)
Personnel Expenses	(1,708)	-	-	-	(469)	-	-	(2,177)
Administrative Expenses	(2,997)	-	-	68	-	-	-	(2,929)
Tax Expenses	(1,687)	478	-	-	-	-	-	(1,209)
Investments in Affiliates and Subsidiaries	21	-	-	-	-	-	-	21
Other Operating Income/Expenses	(1,821)	-	(5)	-	-	-	-	(1,825)
Operating Income	**9,922**	**(2,842)**	**-**	**68**	**(469)**	**-**	**-**	**6,679**
Non Operating Income	(1)	-	-	-	-	-	-	(1)
Net Profit before Tax	**9,921**	**(2,842)**	**-**	**68**	**(469)**	**-**	**-**	**6,678**
Income Tax and Social Contribution	(5,306)	2,842	-	-	-	-	-	(2,465)
Profit Sharing	(469)	-	-	-	469	-	-	-
Minority Interest	(43)	-	-	-	-	-	-	(43)
Net Profit	**4,103**	**-**	**-**	**68**	**-**	**-**	**-**	**4,171**

MANAGERIAL RESULTS RECONCILIATION	2Q20	Reclassifications						2Q20
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination between company	Managerial
Net Interest Income	**10,473**	**3,327**	**(261)**	**-**	**-**	**80**	**(9)**	**13,629**
Allowance for Loan Losses	(6,776)	-	243	-	-	3,200	-	(3,334)
Net Interest Income after Loan Losses	**3,697**	**3,327**	**(18)**	**-**	**-**	**3,280**	**(9)**	**10,295**
Fees	4,102	-	-	-	-	-	397	3,705
General Expenses	(4,817)	-	-	110	(484)	-	(261)	(4,930)
Personnel Expenses	(1,748)	-	-	-	(484)	-	(60)	(2,172)
Administrative Expenses	(3,069)	-	-	110	-	-	(200)	(2,758)
Tax Expenses	(769)	(179)	-	-	-	-	(49)	(899)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	(1)	3
Other Operating Income/Expenses	(2,167)	-	18	-	-	(80)	(44)	(2,185)
Operating Income	**49**	**3,149**	**-**	**110**	**(484)**	**3,200**	**33**	**5,990**
Non Operating Income	32	-	-	-	-	-	-	32
Net Profit before Tax	**81**	**3,149**	**-**	**110**	**(484)**	**3,200**	**33**	**6,022**
Income Tax and Social Contribution	2,459	(3,149)	-	-	-	(1,440)	(16)	(2,113)
Profit Sharing	(484)	-	-	-	484	-	-	-
Minority Interest	(30)	-	-	-	-	-	17	(47)
Net Profit	**2,026**	**0**	**-**	**110**	**-**	**1,760**	**34**	**3,862**

MANAGERIAL RESULTS RECONCILIATION	1Q21	Reclassifications						1Q21
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination between company	Managerial
Net Interest Income	**11,317**	**2,394**	**(294)**	-	-	**5**	**(4)**	**13,426**
Allowance for Loan Losses	(3,377)	-	221	-	-	(5)	-	(3,161)
Net Interest Income after Loan Losses	**7,940**	**2,394**	**(74)**	-	-	-	**(4)**	**10,264**
Fees	4,852	-	-	-	-	-	485	4,367
General Expenses	(5,826)	-	-	1,032	(472)	-	(258)	(5,008)
Personnel Expenses	(1,778)	-	-	-	(472)	-	(64)	(2,186)
Administrative Expenses	(4,048)	-	-	1,032	-	-	(194)	(2,822)
Tax Expenses	(750)	(345)	-	-	-	-	(50)	(1,044)
Investments in Affiliates and Subsidiaries	8	-	-	-	-	-	-	8
Other Operating Income/Expenses	(2,320)	-	74	-	-	-	(97)	(2,150)
Operating Income	**3,905**	**2,050**	-	**1,032**	**(472)**	-	**76**	**6,438**
Non Operating Income	29	-	-	-	-	-	-	29
Net Profit before Tax	**3,934**	**2,050**	-	**1,032**	**(472)**	-	**76**	**6,467**
Income Tax and Social Contribution	(620)	(2,050)	-	-	-	164	(25)	(2,481)
Profit Sharing	(472)	-	-	-	472	-	-	-
Minority Interest	(25)	-	-	-	-	-	5	(31)
Net Profit	**2,816**	**(0)**	-	**1,032**	-	**164**	**56**	**3,955**

[1] **Foreign Exchange Hedge:** gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries).

[2] **Credit Recovery:**

Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted.

prestadas Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided.

[3] **Amortization of Goodwill:** reversal of goodwill amortization expense

[4] **Other events:**

2020

2Q20:

Net Interest Income and Other Operating Income and Expenses reclassification between the lines referring to derivative instruments Allowance for Loan Losses booking of an additional loan loss allowance based on scenario analysis

2021

1Q21:

Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

2Q21:

Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

BALANCE SHEET

ASSETS (R$ million)	Jun-21	Jun-20	Var. 12M	Mar-21	Var. 3M
Current Assets and Long-term Assets	**928,932**	**973,953**	**-4.6%**	**966,346**	**-3.9%**
Cash and Cash Equivalents	**28,111**	**22,655**	**24.1%**	**14,434**	**94.8%**
Interbank Investments	**42,917**	**49,272**	**-12.9%**	**79,629**	**-46.1%**
Money Market Investments	30,626	41,017	-25.3%	56,777	-46.1%
Interbank Deposits	5,864	4,954	18.4%	5,897	-0.6%
Foreign Currency Investments	6,426	3,301	94.7%	16,955	-62.1%
Securities and Derivative Financial Instruments	**247,425**	**252,185**	**-1.9%**	**264,385**	**-6.4%**
Own Portfolio	96,366	92,196	4.5%	85,227	13.1%
Subject to Repurchase Commitments	91,921	87,806	4.7%	117,346	-21.7%
Posted to Central Bank of Brazil	840	2,279	-63.1%	974	-13.7%
Pledged in Guarantees	26,387	25,218	4.6%	23,431	12.6%
Other	31,910	44,686	-28.6%	37,406	-14.7%
Interbank Accounts	**85,949**	**80,345**	**7.0%**	**80,348**	**7.0%**
Restricted Deposits:	62,426	57,449	8.7%	59,103	5.6%
-Central Bank of Brazil	61,075	57,132	6.9%	58,742	4.0%
-National Housing System	1,351	317	325.7%	361	273.9%
Other	23,524	22,895	2.7%	21,245	10.7%
Lending Operations	**416,370**	**357,943**	**16.3%**	**399,832**	**4.1%**
Lending Operations	442,372	383,338	15.4%	425,560	4.0%
Lending Operations Related to Assignment	-	-	n.a.	-	n.a.
(Allowance for Loan Losses)	(26,002)	(25,394)	2.4%	(25,728)	1.1%
Other Receivables	**106,021**	**208,866**	**-49.2%**	**125,756**	**-15.7%**
Foreign Exchange Portfolio	40,432	135,380	-70.1%	57,454	-29.6%
Income Receivable	39,224	46,365	-15.4%	40,274	-2.6%
Other	26,364	27,120	-2.8%	28,028	-5.9%
Other Assets	**2,140**	**2,624**	**-18.5%**	**1,962**	**9.0%**
Permanent Assets	**11,980**	**13,726**	**-12.7%**	**11,804**	**1.5%**
Temporary Assets	**398**	**359**	**11.0%**	**354**	**12.6%**
Fixed Assets	**6,192**	**7,037**	**-12.0%**	**6,295**	**-1.6%**
Intangibles	**5,390**	**6,330**	**-14.8%**	**5,155**	**4.6%**
Goodwill net of amortization	1,280	1,998	-35.9%	1,006	27.2%
Other Assets	4,110	4,332	-5.1%	4,149	-1.0%
Total Assets	**940,912**	**987,679**	**-4.7%**	**978,150**	**-3.8%**
Total Assets (excluding goodwill)	**939,632**	**985,681**	**-4.7%**	**977,144**	**-3.8%**

BALANCE SHEET

LIABILITIES	Jun-21	Jun-20	Var.	Mar-21	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**860,176**	**911,647**	**-5.6%**	**898,805**	**-4.3%**
Deposits	**398,588**	**358,061**	**11.3%**	**383,441**	**4.0%**
Demand Deposits	42,177	39,497	6.8%	39,777	6.0%
Savings Deposits	64,748	55,756	16.1%	63,674	1.7%
Interbank Deposits	5,281	5,943	-11.1%	6,000	-12.0%
Time Deposits and Others	286,381	256,866	11.5%	273,990	4.5%
Money Market Funding	**123,448**	**124,920**	**-1.2%**	**165,423**	**-25.4%**
Own Portfolio	91,392	83,077	10.0%	115,471	-20.9%
Third Parties	5,501	15,288	-64.0%	3,018	82.2%
Free Portfolio	26,555	26,556	0.0%	46,934	-43.4%
Funds from Acceptance and Issuance of Securities	**76,258**	**81,831**	**-6.8%**	**70,726**	**7.8%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	61,510	66,256	-7.2%	54,376	13.1%
Funding from Certificates of Structured Operations	2,447	3,596	-31.9%	2,585	-5.3%
Securities Issued Abroad	11,022	10,882	1.3%	12,547	-12.2%
Other	1,278	1,096	16.6%	1,218	5.0%
Interbank Accounts	**2,414**	**2,040**	**18.3%**	**1,724**	**40.0%**
Interbranch Accounts	**4,471**	**3,996**	**11.9%**	**4,748**	**-5.8%**
Borrowings	**67,667**	**53,413**	**26.7%**	**71,507**	**-5.4%**
Domestic Onlendings - Official Institutions	**11,869**	**12,067**	**-1.6%**	**12,326**	**-3.7%**
National Economic and Social Development Bank (BNDES)	7,345	6,990	5.1%	7,688	-4.5%
National Equipment Financing Authority (FINAME)	4,210	4,598	-8.4%	4,311	-2.4%
Other Institutions	315	479	-34.3%	326	-3.5%
Derivative Financial Instruments	**30,199**	**41,639**	**-27.5%**	**34,077**	**-11.4%**
Other Payables	**145,262**	**233,680**	**-37.8%**	**154,832**	**-6.2%**
Foreign Exchange Portfolio	40,982	137,977	-70.3%	56,767	-27.8%
Tax and Social Security	9,398	8,154	15.3%	5,999	56.7%
Debt Instruments Eligible to Compose Capital	12,626	13,822	-8.7%	14,622	-13.6%
Other	82,256	73,727	11.6%	77,444	6.2%
Deferred Income	**414**	**476**	**-13.0%**	**358**	**15.7%**
Minority Interest	**1,297**	**1,103**	**17.6%**	**1,224**	**6.0%**
Equity	**79,024**	**74,453**	**6.1%**	**77,763**	**1.6%**
Total Liabilities	**940,912**	**987,679**	**-4.7%**	**978,150**	**-3.8%**
Equity (excluding goodwill)	**77,744**	**72,455**	**7.3%**	**76,757**	**1.3%**

INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)


47.3
15.6
31.7
61.7
21.2
40.6
75.5
27.3
48.2
65.5
22.8
42.8
71.3
23.8
47.5
2Q20
3Q20
4Q20
1Q21
2Q21
Credit
Debit

TRANSACTIONS
(million)


541.1
266.7
274.4
677.7
347.2
330.5
734.3
364.4
369.8
707.4
365.9
341.6
778.6
404.0
374.6
2Q20
3Q20
4Q20
1Q21
2Q21
Credit
Debit

GETNET

TPV
(R$ billion)


52.5
18.4
34.1
68.7
26.7
42.0
93.3
38.2
55.1
86.8
32.0
54.8
96.4
35.3
61.1
2Q20
3Q20
4Q20
1Q21
2Q21
Credit
Debit

TRANSACTIONS
(million)


538.4
289.1
249.4
692.9
392.1
300.8
892.0
516.2
375.9
873.0
483.1
389.9
983.0
544.2
438.8
2Q20
3Q20
4Q20
1Q21
2Q21
Credit
Debit

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.

INFORMATION BY BUSINESS UNITS

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


40.7
48.3
51.1
6%
4%
4%
94%
96%
96%
jun-20
mar-21
jun-21
Corporate & SMEs
Individuals

DISTRIBUTION CHANNEL[1]


15%
33%
4%
48%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[2]


69%
51%
67%
52%
65%
52%
2Q20
1Q21
2Q21
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[3] BY CHANNEL
(R$ billion)


51.9
53.0
55.4
55.8
56.4
3.2
3.4
3.8
4.0
4.1
48.7
49.6
51.6
51.8
52.3
jun-20
sep-20
dec-20
mar-21
jun-21
Internal channel
Santander Financiamentos

ORIGINATION | VEHICLES
(R$ billion)


4.1
7.1
7.9
6.4
7.0
2Q20
3Q20
4Q20
1Q21
2Q21

[1] Individuals' origination. [2] Ratio between Loans and Collateral Value. [3] Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment